UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES ACT OF 1934
(Amendment No. 1)

Suncoke Energy, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

86722A103
(CUSIP Number)

Matthew Mark
JET CAPITAL INVESTORS, L.P.
540 Madison Avenue, 17th Floor
New York, New York 10022.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒

(Continued on following pages)
(Page 1 of 5 Pages)

Schedule 13D
Amendment No. 1

This Amendment No. 1 to the Statement on Schedule 13D (this “Schedule 13D”) relating to the common stock, $0.01 par value (the “Common Stock”), of Suncoke Energy, Inc., a Delaware company (the “Company”), is being filed by Jet Capital Master Fund LP,  Jet Capital Select Opportunities Master Fund LP, Jet Capital SRM Master Fund, LP, Jet Capital Investors, LP, Jet Capital Management, L.L.C., Alan Cooper and Matthew Mark.

Item 4.	Purpose of Transaction.

Item 4 to this Schedule 13D is amended by adding the following:

On May 28, 2015, Mr. Mark sent a letter to the Board of Directors of the Company.  A copy of this letter is filed as Exhibit 99.2 to this Schedule 13D and, to the extent its contents are responsive to this Item 4, incorporated here by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Agreement of joint filing pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended (previously filed).

99.2	Letter, dated May 28, 2015, from Matthew Mark to the Board of Directors of the Company.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  May 28, 2015

JET CAPITAL MASTER FUND, LP
By: Jet Capital Management, L.L.C.

By:	/s/	Matthew Mark
Name:		Matthew Mark
Title:		Managing Member

JET CAPITAL SPECIAL OPPORTUNITIES MASTER FUND, LP
By: Jet Capital Management, L.L.C.

By:	/s/	Matthew Mark
Name:		Matthew Mark
Title:		Managing Member

JET CAPITAL SRM MASTER FUND, LP
By: Jet Capital Management, L.L.C.

By:	/s/	Matthew Mark
Name:		Matthew Mark
Title:		Managing Member

JET CAPITAL INVESTORS, LP
By: Jet Capital G.P. L.L.C.

By:	/s/	Matthew Mark
Name:		Matthew Mark
Title:		Managing Member

JET CAPITAL MANAGEMENT, L.L.C.

By:	/s/	Matthew Mark
Name:		Matthew Mark
Title:		Managing Member

Alan Cooper
/s/		Alan Cooper

Matthew Mark
/s/		Matthew Mark